3.1.2004

04-2-27-04

SECU 04001842 MMISSION

Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33133

RECEIVED FEB 2 6 2004 WASH. D.C. 187 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hilliard Lyons Center - 501 S. Fourth Street
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

220 W. Main Street, Suite 2100	Louisville	Kentucky	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 05 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, James R. Allen and Paul J. Moretti, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, Inc. for the year ended December 31, 2003, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (credits $16,751,352).

James R. Allen — February 17, 2004
Date

Chief Executive Officer
Title

Paul J. Moretti — February 17, 2004
Date

Chief Financial Officer
Title

Notary Public

My Commission expires: October 13, 2007

J.J.B. Hilliard, W.L. Lyons, Inc.
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 2100
220 W. Main Street
Louisville, KY 40202-5313
USA

Tel: +1 502 562 2000
Fax: +1 502 562 2073
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
J.J.B. Hilliard, W.L. Lyons, Inc.

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") as of December 31, 2003, *that you are filing pursuant to Rule 17a-5 under the Securities* Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2004

J.J.B. Hilliard, W.L. Lyons, Inc.

Statement of Financial Condition

December 31, 2003

ASSETS	
Cash	$ 24,716,635
Securities owned, at market value	16,156,796
Receivables from brokers, dealers and clearing organizations	29,328,824
Receivables from customers	267,214,820
Notes receivable from employees	8,417,950
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $21,275,576)	7,275,998
Goodwill	114,082,839
Other	37,176,268
TOTAL ASSETS	$504,370,130
LIABILITIES	
Short-term borrowings	$ 41,250,000
Drafts payable	40,871,048
Subordinated liability	235,000,000
Securities sold, not yet purchased, at market value	3,737,191
Payables to brokers, dealers and clearing organizations	4,855,180
Payables to customers	92,843,499
Payables to affiliates	3,866,396
Accrued compensation and employee benefits	41,523,848
Other	16,978,645
TOTAL LIABILITIES	480,925,807
SHAREHOLDER'S EQUITY	
Common stock, no par value	
Authorized: 1,000 shares	
Issued: 566 shares	3,686,486
Additional paid in capital	22,167,852
Accumulated deficit	(2,410,015)
Total shareholder's equity	23,444,323
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$504,370,130

See accompanying Notes to Statement of Financial Condition.

1. Business

J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") is a wholly owned subsidiary of PNC HL Holding Corp. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), various other exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in Louisville, Kentucky, serves a diverse group of individual investors and domestic companies and is principally located in the eastern half of the United States. The Company consists of two divisions. The Hilliard Lyons division is engaged in various securities related activities including retail brokerage, securities trading, investment banking and asset management. Clients are serviced individually by a personal financial consultant residing within a permanent location. This division has approximately seventy-five offices in thirteen states with the majority of these offices located in Kentucky, Indiana, Tennessee and Michigan. The PNC Investments ("PNCI") division operates primarily within PNC banking centers located throughout Kentucky, Ohio, Pennsylvania, New Jersey and Delaware. Banking customers are usually referred to PNCI for traditional brokerage products and services. Typically, a single financial consultant services several banking locations on a rotating basis.

2. Accounting Policies

Basis of Financial Statement Presentation

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets, including cash, securities borrowed and other receivables, are carried at cost, which approximates fair value due to their short-term maturities. Customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, are charged interest rates similar to other such loans made throughout the industry. The Company's short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts which approximate fair value.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at market value based upon quoted market prices. Customers' securities transactions are reported on a settlement date basis.

Securities Borrowed

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The amount of collateral deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed daily, with additional collateral obtained or excess collateral refunded as necessary.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized to expense, but rather is tested for impairment annually. During 2003, the Company performed the required impairment test and determined that no impairment existed.

Income Taxes

The Company is a participant in a master tax sharing agreement with PNC and its subsidiaries. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148 *"Accounting for Stock-Based Compensation – Transition and Disclosure."* This statement amends SFAS No. 123 *"Accounting for Stock-Based Compensation,"* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosure in the statement of financial condition regarding

the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Stock options granted in 2003 were charged to expense using the Black Scholes method of valuation.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required for the year ended December 31, 2003 with no material impact on the statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased – at market value

December 31, 2003	**Owned**	**Sold, Not Yet Purchased**
U.S. Government and federal agency obligations	$ 2,056,028	$ 835,202
State and municipal government obligations	8,631,693	5,000
Corporate obligations	526,868	232,184
Stocks	3,876,633	2,474,501
Other	1,065,574	190,304
	$16,156,796	$3,737,191

U.S. Government obligations owned with a market value of approximately $1.2 million, which are included in the table above, were pledged as collateral with a clearing organization at December 31, 2003. Other securities owned primarily represents an investment in a money market fund managed by an affiliate.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

December 31, 2003	**Receivable**	**Payable**
Securities failed-to-deliver / receive	$ 487,986	$1,369,128
Securities borrowed	23,301,691	-
Amounts due from / to brokers and dealers through clearing organizations	2,828,325	2,723,618
Other	2,710,822	762,434
	$29,328,824	$4,855,180

Receivables related to securities failed-to-deliver or securities borrowed are collateralized by the underlying securities. The market value of such securities at December 31, 2003 approximates the amount of the receivables.

At December 31, 2003, the Company obtained securities with a fair value of $22.7 million under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales. Receivables for securities borrowed include $752,000 due from an affiliate.

5. Short-Term Borrowings

The Company has short-term borrowings from three banks that are due on demand and bear interest at variable rates, generally based upon the federal funds rate (1.38% to 1.44% at December 31, 2003). Borrowings of $41.3 million, including $20.0 million from an affiliate, are secured by $157.4 million of customers' securities including $69.6 million for an affiliate. At December 31, 2003, the Company had aggregate unused lines with various institutions totaling $348.8 million, including $280.0 million from affiliates, of which $20.0 million is available on an unsecured basis.

6. Subordinated Liability

The Company has a subordinated loan in the amount of $235.0 million from the Parent, which is included as regulatory capital for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The subordinated loan is unsecured, is scheduled to mature in October 2005 and originally had a fixed interest rate of 9%. In December 2003, the Company and the Parent amended the interest terms of the loan from a fixed rate to a variable rate based on LIBOR plus two hundred basis points (2.0%) adjusted on a quarterly basis (3.2% at December 31, 2003). The interest due was recalculated as if the amendment had been in effect since January 1, 2003, which resulted in a cash payment from the Parent of $10.1 million, which is included as an addition to paid-in capital.

The Company also has a variable rate revolving subordinated credit facility in the amount of $100.0 million from the Parent. No amount was drawn on the facility at December 31, 2003.

7. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be

required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

8. Regulatory Matters

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1. The Company calculates its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash dividends and other payments would be precluded if the ratio falls below 5% of aggregate debit items. At December 31, 2003, the Company's ratio of net capital to aggregate debits was 32.00 to 1. Net capital was $95.8 million, which exceeded the minimum required amount by $89.8 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

9. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at December 31, 2003.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification, however, the Company does maintain specific insurance coverage for protection in the event of signature fraud.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged cash and customer-owned securities valued at $31.8 million. At December 31, 2003, the amounts on deposit satisfied the minimum margin deposit requirement of $28.8 million.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company leases certain of its branch sales offices and telephone and computer equipment under non-cancelable leases expiring between 2004 and 2010. Certain of these leases contain renewal options and include a provision for escalation of rentals based upon inflationary factors. Minimum annual rental payments under these leases are as follows:

2004	$ 4,537,000
2005	3,167,000
2006	2,228,000
2007	1,434,000
2008	1,019,000
Thereafter	741,000
Total	$13,126,000

The Company has signed a three-year commitment with a third party information systems service provider. The agreement is scheduled to expire in 2004. Monthly payments under this commitment are charged primarily based on usage. The minimum monthly fee is 40% of the average monthly trade processing charges for the previous six month period. If the Company terminates this agreement, the Company would be required to pay the minimum monthly fee for each month remaining in the term of the agreement.

10. Litigation

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate

liability, if any, arising out of such matters will have a material adverse effect on the Company's financial position.

11. Employee Benefits

The Company sponsors a contributory profit sharing plan, which covers substantially all employees (excluding persons within the PNCI division). Company contributions to the plan include a base contribution for those participants employed at December 31, a matching of employee contributions and a discretionary profit sharing contribution as determined by the Company's Executive Compensation Committee. An affiliate manages certain assets of the profit sharing plan on the Company's behalf at no cost.

Persons within the PNCI division participate in PNC's Incentive Savings Plan ("ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP, and subject to Internal Revenue Code limitations, are matched by PNC.

PNC has stock-based compensation plans for certain employees within the PNCI division. The Company accounts for these plans under SFAS No. 123, *"Acounting for Stock-Based Compensation"*, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation-Transition and Disclosure."* Stock options granted in 2003 were charged to expense using the Black Scholes method of valuation.

PNC has a noncontributory, qualified defined benefit pension plan ("pension plan") that covers substantially all persons within the PNCI division. Contributions to the pension plan are actuarially determined with assets transferred to a trust to fund benefits payable to plan participants. Separate financial data for PNCI is not available with respect to such plan. At December 31, 2003, the projected benefit obligation did not exceed the fair value of plan assets.

PNC provides certain health care and life insurance benefits for retired employees of PNCI ("The Post Retirement Benefits") through various plans. At December 31, 2003, allocated Post Retirement Benefits of $1.4 million are included in accrued compensation and benefits on the statement of financial condition. No separate financial obligation data for PNCI is available with respect to such plan. PNCI benefit payments to retirees were $3,000 for the year ended December 31, 2003.

The recently passed Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") may affect the future design and costs of PNC's postretirement benefit plans. PNC has elected to defer the accounting recognition of the Act until its effects can be assessed and until additional accounting guidance is provided by FASB. The effect of the Act on PNC's postretirement benefit plans is not expected to be significant.

12. Other Related Party Transactions

Cash includes cash on deposit with an affiliate of $17.3 million. The deposit with affiliate is available for use against drafts payable to affiliate of $39.1 million due to cross-collateral provisions.

The Company receives investment advisory fees for managing certain affiliated mutual funds and also performs shareholder accounting and administrative services for certain affiliated mutual funds. At December 31, 2003

included in other receivables is $109,000 and $575,000 for investment advisory fees and shareholder accounting and administrative services, respectively.

During the period, the Company participated in the placement of several new issues of mutual funds managed by an affiliate and also distributes affiliate products.

13. Income Taxes

A deferred tax asset of $7.5 million is included in other assets and a deferred tax liability of $3.4 million is included in income taxes payable on the statement of financial condition. Temporary differences, which give rise to the deferred taxes, are deferred sales bonuses, pensions, other reserves and accelerated depreciation.

14. Other Matters

Recently a task force organized by the SEC, NASD, the Securities Industry Association, and the Investment Company Institute examined the ability of broker-dealers to deliver breakpoint discounts in the sale of front-end sales load mutual fund shares. The task force has recommended significant changes in procedures for gathering information from clients and sharing information with mutual funds to better enable broker-dealers to meet their obligations to deliver breakpoint discounts. In addition, the NASD has issued a Notice to Members (August 2003, NtM 03-47) which orders restitution where members are aware that clients did not receive the breakpoint discounts to which they were entitled. Management believes the total amount of restitution will not have a material adverse effect on the Company's financial position, nonetheless the amounts involved could be substantial.

Regulators at the state and federal level, as well as the Congress, are also investigating the manner in which mutual funds compensate broker-dealers in connection with the sale of the mutual funds' shares by the broker-dealer. It is likely in the future that broker-dealers will be required to provide more disclosure to their clients with respect to such payments and possible that such payments may be restricted. Any further resultant action from the task force and regulatory studies concerning mutual funds could negatively affect the Company.

15. Subsequent Event

On January 1, 2004, the PNCI division of the Company was divested to become PNC Investments LLC ("PNCINV"), a wholly owned non-bank broker-dealer subsidiary of PNC Bank, National Association, which is a wholly owned subsidiary of PNC. Cash in the amount of $1.4 million will be due to the Company from PNCINV representing assets totaling $11.0 million and liabilities totaling $9.6 million. PNCINV entered into a fully-disclosed clearing agreement with the Company effective January 1, 2004.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of December 31, 2003, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.

Deloitte.

Deloitte & Touche LLP
Suite 2100
220 W. Main Street
Louisville, KY 40202-5313
USA

Tel: +1 502 562 2000
Fax: +1 502 562 2073
www.deloitte.com

February 17, 2004

J.J.B. Hilliard, W.L. Lyons, Inc.
Hilliard Lyons Center
Louisville, KY 40202

In planning and performing our audit of the financial statements of J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial

statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP